Exhibit 99.1

ATA Reports Fiscal 2013 Third Quarter Financial Results

Company to Hold Conference Call on February 5, 2013, at 8 a.m. ET

Beijing, China, February 4, 2013 (NY) / February 5, 2013 (China) — ATA Inc. (“ATA” or the “Company”, Nasdaq: ATAI), a leading provider of computer-based testing and testing-related services in China, today announced preliminary unaudited financial results for its fiscal third quarter ended December 31, 2012 (“Third Quarter 2013”).

Third Quarter 2013 Financial and Operating Highlights (percentage changes and comparisons are year over year)

•                  Net revenues of RMB179.4 million (US$28.8 million), up 24.9%

•                  Gross profit of RMB79.7 million (US$12.8 million), up 5.7%

•                  Income from operations of RMB39.6 million (US$6.4 million), compared to RMB44.0 million

•                  Net income of RMB33.2 million (US$5.3 million), compared to RMB38.1 million

•                  Adjusted net income excluding share-based compensation expense and foreign currency exchange gain (non-GAAP) of RMB35.8 million (US$5.7 million), compared to RMB40.8 million

•                  Basic and diluted earnings per ADS excluding share-based compensation expense and foreign currency exchange gain (non-GAAP) for Third Quarter 2013 were both RMB1.56 (US$0.26)

•                  Delivered approximately 4.2 million billable tests, up 34.4%

•                  RMB294.9 million (US$47.3 million) in cash and no long-term debt as of December 31, 2012

Fiscal Year 2013 Outlook

•                  For the fiscal year ending March 31, 2013 (“Fiscal Year 2013”), the Company is revising its net revenue guidance to between RMB352.0 million and RMB362.0 million, from between RMB390.0 million and RMB410.0 million, and its non-GAAP net income (net income excluding share-based compensation expense and foreign currency exchange gain/loss) guidance to between RMB18.0 million and RMB23.0 million, from between RMB40.0 million and RMB50.0 million. The revisions to the Company’s guidance primarily result from lower-than-expected results from the TOEIC and HR Select businesses and weaker demand for the Securities Association of China (“SAC”) exam.

Mr. Kevin Ma, ATA’s Chairman and Chief Executive Officer, stated, “We are pleased to report that in October we successfully administered the first computer-based National Unified Certified Public Accountants exam (“China CPA exam”), with approximately 1.4 million exams taken across China and the Hong Kong and Macau Special Administrative Regions, which we believe makes this particular exam one of the world’s largest computer-based exams ever deployed. We delivered a total of 4.2 million billable exams in Third Quarter 2013. In addition to the China CPA exam, we administered large-scale exams as a part of recruitment efforts by various well-known corporations, including the Bank of China, Carlsberg, Shanghai Volkswagen, and Procter & Gamble. While we achieved double-digit growth on the top line, our gross margin was adversely affected by a year-over-year decrease in SAC exam volumes, which resulted in lower contributions as a percentage of total revenues, and implementation expenses incurred to ensure client satisfaction and the smooth delivery of the China CPA exam.”

Mr. Ma continued, “We continued with our sales and marketing efforts in our TOEIC and HR Select businesses during Third Quarter 2013, which we believe is key to diversifying our sources of revenue from government-sponsored exams. The productivity from these new business initiatives, however, has not met our expectations despite our proactive sales and marketing efforts, and we are implementing changes in this area to optimize our use of resources.”

Operating Review

In Third Quarter 2013, ATA delivered a total of 4.2 million billable tests, an increase of 34.4% from the prior-year period. ATA had a network of 2,798 authorized test centers throughout China as of December 31, 2012, which the Company believes to be the largest test center network of any commercial testing service provider in China. ATA has delivered more than 46.8 million billable tests since it began operations in 1999.

GAAP Results

For Third Quarter 2013, ATA’s total net revenues increased 24.9% to RMB179.4 million (US$28.8 million) from RMB143.6 million in the prior-year period, primarily due to increased revenues from testing services provided for the China CPA exam and recruitment projects for various corporations. Net revenues from TOEIC and HR Select for Third Quarter 2013 increased 4.3% to RMB44.0 million (US$7.1 million).

Gross profit for Third Quarter 2013 increased 5.7% to RMB79.7 million (US$12.8 million) from RMB75.4 million in the same period last fiscal year. Gross margin was 44.4% in Third Quarter 2013, compared to 52.5% in the prior-year period.  The decrease is primarily due to a year-over-year decrease in SAC exam volumes, which resulted in lower contributions as a percentage of revenue, and implementation expenses to ensure client satisfaction and smooth delivery of the new China CPA exam.  In addition, ATA incurred costs to deliver several exams in Third Quarter 2013 for which the corresponding revenue will be recognized in Fourth Quarter 2013.

Income from operations in Third Quarter 2013 was RMB39.6 million (US$6.4 million), compared to RMB44.0 million in the prior-year period.

Net income for Third Quarter 2013 was RMB33.2 million (US$5.3 million), compared to RMB38.1 million in the prior-year period. For Third Quarter 2013, basic and diluted earnings per common share were both RMB0.72 (US$0.12), compared to RMB0.83 and RMB0.81, respectively, in the same period last fiscal year. Basic and diluted earnings per ADS were both RMB1.44 (US$0.24) in Third Quarter 2013, compared to RMB1.66 and RMB 1.62, respectively, in the prior-year period.

Non-GAAP Measures

Adjusted net income for Third Quarter 2013, which excludes share-based compensation expense and foreign currency exchange gain (non-GAAP), totaled RMB35.8 million (US$5.7 million), compared to RMB40.8 million in the prior-year period. Basic and diluted earnings per common share excluding share-based compensation expense and foreign currency exchange gain (non-GAAP) for Third Quarter 2013 were both RMB0.78 (US$0.13).

Basic and diluted earnings per ADS excluding share-based compensation expense and foreign currency exchange gain (non-GAAP) for Third Quarter 2013 were both RMB1.56 (US$0.26), compared to RMB1.80 and RMB1.74 in the same period last fiscal year.

Please see the note about non-GAAP measures and the reconciliation table at the end of this press release.

Other Data

The number of weighted average ADSs used to calculate basic and diluted earnings per ADS for Third Quarter 2013 was 22.5 million. Each ADS represents two common shares. The numbers of weighted average common shares used to calculate basic and diluted earnings per common share were 44.9 million and 45.1 million, respectively, for the period ended December 31, 2012, and 44.7 million and 45.9 million, respectively, for the period ended December 31, 2011.

Share Repurchase Plan

On November 1, 2012, ATA’s Board of Directors approved a share repurchase plan authorizing the Company to repurchase up to US$5.0 million worth of its issued and outstanding ADSs in both open-market and privately negotiated transactions, through block trades, pursuant to a 10b5-1 plan (which if adopted, will allow ATA to repurchase its ADSs during periods in which it may be in possession of material non-public information), or through other means. By the end of Third Quarter 2013, the Company had repurchased 8,036 ADSs at an average stock price of US$3.95. This share repurchase plan continues through May 31, 2013.

Guidance for Fiscal Year 2013 and for Fourth Quarter 2013

For Fourth Quarter 2013, ATA expects net revenues to be between RMB38.0 million and RMB48.0 million.

For Fiscal Year 2013, ATA expects net revenues to be between RMB352.0 million and RMB362.0 million and non-GAAP net income to be between RMB18.0 million and RMB23.0 million.

Estimated Financial Results

(unaudited) (RMB in millions)

	Estimated for the year ending March 31, 2013	Actual for the year ended March 31, 2012

Net Revenues	352.0-362.0	352.1
Non-GAAP Net Income	18.0-23.0	64.5

	Estimated for the quarter ending March 31, 2013	Actual for the quarter ended March 31, 2012

Net Revenues	38.0-48.0	60.5

Mr. Ma concluded, “While we continue to make progress on our initiatives in the private sector, we are lowering our net revenue and non-GAAP net income guidance for Fiscal Year 2013 as we anticipate weaker demand for the SAC exam in the coming quarter. At the same time, our efforts in the TOEIC and HR Select businesses and security guard exams continue to show signs of promise but are ramping up at a slower-than-expected rate. We are also working to streamline our operations through a corporate restructuring, which will include a consolidation of responsibilities among department heads and management and a new reporting structure for improved accountability. We believe these changes will drive greater efficiencies throughout the organization in the coming years and will better enable us to achieve results as we continue to push forward with our new business initiatives. Our goal is to create greater visibility and flexibility by diversifying our revenue streams away from government-sponsored exams, thereby setting the Company on a firmer foundation for long-term growth.”

These are ATA’s current projections, which are subject to change. You are cautioned that operating results in Third Quarter 2013 are not necessarily indicative of operating results for any future periods.

Conference Call and Webcast Information (With Accompanying Presentation)

ATA will host a conference call at 8 a.m. Eastern Time on Tuesday, February 5, 2013, during which ATA Chairman and CEO Kevin Ma and Chief Financial Officer and Chief Accounting Officer Benson Tsang will discuss the results of Third Quarter 2013 and the nine months ended December 31, 2012. To participate in the conference call, please use the following dial-in numbers about 10 minutes prior to the scheduled conference call time:

United States:         +1 (877) 407-6914

International:          +1 (201) 493-6709

A live webcast of the conference call can be accessed at the investor relations section of ATA’s website at www.ata.net.cn or by clicking the following link: www.atai.equisolvewebcast.com.

An accompanying slide presentation in PDF format will also be made available 30 minutes prior to the conference call on the same investor relations section of ATA’s website. To listen to the webcast, please visit ATA’s website a few minutes prior to the start of the call to register, download, and install any necessary audio software.

For those unable to listen during the live webcast, a replay will be available shortly after the call on the investor relations section of ATA’s website and will remain available for 90 days.

About ATA Inc.

ATA is a leading provider of computer-based testing services in China. The Company offers comprehensive services for the creation and delivery of computer-based tests based on its proprietary testing technologies and test delivery platform. ATA’s computer-based testing services are used for professional licensure and certification tests in various industries, including information technology services, banking, teaching, securities, insurance, and accounting. As of December 31, 2012, ATA’s test center network comprised 2,798 authorized test centers located throughout China. The Company believes that it has the largest test center network of any commercial computer-based testing service provider in China.

ATA has delivered more than 46.8 million billable tests since ATA started operations in 1999.

For more information, please visit ATA’s website at www.ata.net.cn.

Cautionary Note Regarding Forward-looking Statements

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995.

These forward-looking statements can be identified by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “future,” “intend,” “look forward to,” “outlook,” “plan,” “should,” “will,” and similar terms and include, among other things, the Company’s guidance relating to anticipated financial and operating results for the Fourth Quarter 2013 and Fiscal Year 2013 and statements regarding market demand and trends, the SAC exam, the potential growth and success of the Company’s security guard exams and other businesses, including its TOEIC and HR Select businesses, and the Company’s future results of operations, cost structure, cash flow, financial position and corporate structuring.

The factors that could cause the Company’s actual financial and operating results to differ from what the Company currently anticipates can include its ability to meet challenges associated with its rapid expansion, its ability to meet the expectations of current and future clients, its ability to deploy new test titles, its ability to win new enterprise contracts, its ability to convert its existing contracts into actual revenues, the economy of China, uncertainties with respect to the China’s legal and regulatory environments, and other factors stated in the Company’s filings with the U.S. Securities and Exchange Commission (“SEC”).

The financial information contained in this release should be read in conjunction with the consolidated financial statements and related notes included in the Company’s annual report on Form 20-F for its fiscal year ended March 31, 2012, and other filings that ATA has made with the SEC. The filings are available on the SEC’s website at www.sec.gov and at ATA’s website at www.ata.net.cn. For additional information on the risk factors that could adversely affect the Company’s business, financial condition, results of operations, and prospects, please see the “Risk Factors” section of the Company’s Form 20-F for the fiscal year ended March 31, 2012.

The forward-looking statements in this release involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates, and projections about ATA and the markets in which it operates. The Company undertakes no obligation to update forward-looking statements, which speak only of the Company’s views as of the date of this release, to reflect subsequent events or circumstances, or to changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, the Company cannot assure you that its expectations and assumptions will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

Currency Convenience Translation

The Company’s financial information is stated in Renminbi (“RMB”), the currency of the People’s Republic of China. The translation of RMB amounts for Third Quarter 2013 ended December 31, 2012, into U.S. dollars are included solely for the convenience of readers and have been made at the rate of RMB6.2301 to US$1.00, the noon buying rate as of December 31, 2012, in New York for cable transfers in RMB per U.S. dollar as set forth in the H.10 weekly statistical release of the Federal Reserve Board. Such translations should not be construed as representations that RMB amounts could be converted into U.S. dollars at that rate or any other rate, or to be the amounts that would have been reported under U.S. GAAP.

About Non-GAAP Financial Measures

To supplement ATA’s consolidated financial information presented in accordance with U.S. generally accepted accounting principles (“GAAP”), ATA uses the following non-GAAP financial measures: net income (loss) excluding share-based compensation expense and foreign currency exchange gain or loss, and basic and diluted earnings (losses) per common share and ADS excluding share-based compensation expense and foreign currency exchange gain or loss.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. ATA believes these non-GAAP financial measures provide meaningful supplemental information about its performance by excluding share-based compensation expense and foreign currency exchange gains or losses, which may not be indicative of its operating performance from a cash perspective.

ATA believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to ATA’s historical performance. ATA computes its non-GAAP financial measures using a consistent method from period to period. ATA believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using non-GAAP net income (loss) excluding share-based compensation expense and foreign currency exchange gains or losses and basic and diluted earnings (losses) per common share and per ADS excluding share-based compensation expense and foreign currency exchange gain or loss is that share-based compensation charges and foreign currency exchange gains or losses have been, and are expected to continue to be for the foreseeable future, a significant recurring expense in ATA’s business.

Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The table captioned “Unaudited Reconciliations of Non-GAAP Measures to the Most Comparable GAAP Measures” shown at the end this news release has more details on the reconciliations between GAAP financial measures that are most directly comparable to the non-GAAP financial measures used by ATA.

For more information on our company, please contact the following individuals:

At the Company	Investor Relations
ATA, Inc.	The Equity Group Inc.
Benson Tsang, CFO	Carolyne Yu, Senior Associate
+86 10 6518 1122 x5107	212-836-9610
bensontsang@ata.net.cn	+86 10 6587 6435
cyu@equityny.com

Adam Prior, Vice President
212-836-9606
aprior@equityny.com

ATA INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	March 31,	December 31,	December 31,
	2012	2012	2012
	RMB	RMB	USD
ASSETS
Current assets:
Cash	257,167,696	294,933,613	47,340,109
Accounts receivable, net	81,844,571	69,218,152	11,110,279
Inventories	374,382	582,237	93,455
Prepaid expenses and other current assets	15,682,735	7,442,046	1,194,531
Total current assets	355,069,384	372,176,048	59,738,374

Property and equipment, net	59,890,306	63,219,070	10,147,360
Goodwill	23,422,850	23,422,850	3,759,627
Intangible assets, net	17,597,266	15,711,472	2,521,865
Other assets	4,740,321	4,342,938	697,090
Total assets	460,720,127	478,872,378	76,864,316

Current liabilities:
Accrued expenses and other payables	63,732,421	88,787,916	14,251,442
Deferred revenues	27,333,088	8,825,542	1,416,597
Total current liabilities	91,065,509	97,613,458	15,668,039

Deferred revenues	3,100,116	2,377,244	381,574
Deferred tax liabilities	139,931	139,931	22,460
Total liabilities	94,305,556	100,130,633	16,072,073

Shareholders’ equity:
Common shares	3,442,803	3,452,317	554,135
Treasury shares	—	(199,401)	(32,006)
Additional paid-in capital	440,832,695	424,283,151	68,102,141
Accumulated other comprehensive loss	(26,004,399)	(26,267,883)	(4,216,286)
Accumulated deficit	(51,856,528)	(22,526,439)	(3,615,741)
Total shareholders’ equity	366,414,571	378,741,745	60,792,243
Total liabilities and shareholders’ equity	460,720,127	478,872,378	76,864,316

ATA INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Three-month Period Ended
	December 31,	December 31,	December 31,
	2011	2012	2012
	RMB	RMB	USD
Net revenues:
Testing services	127,147,496	169,296,094	27,173,897
Test preparation and training solutions	8,236,523	4,603,983	738,990
Other revenue	8,220,320	5,532,213	887,981
Total net revenues	143,604,339	179,432,290	28,800,868
Cost of revenues	68,191,081	99,694,283	16,002,036
Gross profit	75,413,258	79,738,007	12,798,832

Operating expenses:
Research and development	4,286,517	5,746,192	922,327
Sales and marketing	12,319,201	13,430,506	2,155,745
General and administrative	14,780,333	20,921,582	3,358,145
Total operating expenses	31,386,051	40,098,280	6,436,217
Income from operations	44,027,207	39,639,727	6,362,615

Other income:
Interest income	481,075	743,505	119,341
Foreign currency exchange gain, net	876,637	157,397	25,264
Total other income	1,357,712	900,902	144,605
Income before income taxes	45,384,919	40,540,629	6,507,220

Income tax expense	(7,326,622)	(7,387,355)	(1,185,752)
Net income	38,058,297	33,153,274	5,321,468

Other comprehensive loss:
Foreign currency translation adjustment, net of nil income taxes	(589,813)	(383,292)	(61,523)
Comprehensive income	37,468,484	32,769,982	5,259,945

Basic earnings per common share	0.83	0.72	0.12

Diluted earnings per common share	0.81	0.72	0.12

Basic earnings per ADS	1.66	1.44	0.24

Diluted earnings per ADS	1.62	1.44	0.24

ATA INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Nine-month Period Ended
	December 31,	December 31,	December 31,
	2011	2012	2012
	RMB	RMB	USD
Net revenues:
Testing services	245,601,332	291,071,151	46,720,141
Test preparation and training solutions	23,907,500	8,918,678	1,431,547
Other revenue	22,105,256	14,457,673	2,320,616
Total net revenues	291,614,088	314,447,502	50,472,304
Cost of revenues	131,159,567	166,394,939	26,708,229
Gross profit	160,454,521	148,052,563	23,764,075

Operating expenses:
Research and development	14,833,097	16,237,985	2,606,376
Sales and marketing	34,916,540	41,286,625	6,626,960
General and administrative	50,353,818	56,090,910	9,003,212
Total operating expenses	100,103,455	113,615,520	18,236,548
Income from operations	60,351,066	34,437,043	5,527,527

Other income:
Interest income	1,582,898	2,387,338	383,194
Foreign currency exchange gain, net	3,681,185	39,983	6,418
Total other income	5,264,083	2,427,321	389,612
Income before income taxes	65,615,149	36,864,364	5,917,139

Income tax expense	(13,069,409)	(7,534,275)	(1,209,335)
Net income	52,545,740	29,330,089	4,707,804

Other comprehensive loss:
Foreign currency translation adjustment, net of nil income taxes	(3,717,906)	(263,484)	(42,292)
Comprehensive income	48,827,834	29,066,605	4,665,512

Basic earnings per common share	1.14	0.64	0.10

Diluted earnings per common share	1.11	0.64	0.10

Basic earnings per ADS	2.28	1.28	0.20

Diluted earnings per ADS	2.22	1.28	0.20

UNAUDITED RECONCILIATIONS OF NON-GAAP MEASURES
TO THE MOST COMPARABLE GAAP MEASURES

	Three-month Period Ended		Nine-month Period Ended
	December 31,	December 31,	December 31,	December 31,
	2011	2012	2011	2012
	RMB	RMB	RMB	RMB

GAAP net income	38,058,297	33,153,274	52,545,740	29,330,089
Share-based compensation expenses	3,635,098	2,794,477	9,668,402	9,548,872
Foreign currency exchange gain, net	(876,637)	(157,397)	(3,681,185)	(39,983)
Non-GAAP net income	40,816,758	35,790,354	58,532,957	38,838,978

GAAP earnings per common share
Basic	0.83	0.72	1.14	0.64
Diluted	0.81	0.72	1.11	0.64

Non-GAAP earnings per common share
Basic	0.90	0.78	1.28	0.85
Diluted	0.87	0.78	1.24	0.84